Exhibit 10

RNS Number : 6395T

Riverstone Energy Limited

01 August 2025

LEI: 213800HAZOW1AWRSZR47

1 August 2025

- THIS ANNOUNCEMENT INCLUDES INSIDE INFORMATION -

Riverstone Energy Limited

Proposals for Managed Wind-Down of the Company and Notice of EGM

Introduction

Further to the Company's announcement on 20 May 2025, as a result of extensive discussions as to the strategic direction of the Company, the Board and the Investment Manager have concluded, following careful consideration of the options available to the Company, that it is in the best interests of the Company and its Shareholders as a whole to put forward proposals to implement a managed wind-down of the Company's Portfolio (the "Managed Wind-Down").

The Company has today published a shareholder circular (the "Circular") which sets out details of the Proposals required to be approved by Shareholders in order to implement the Managed Wind-Down.

In addition, in connection with the Managed Wind-Down, the Company has agreed to certain amendments to the existing terms of its investment management agreement with the Investment Manager (the "Investment Management Agreement") (the "Proposed Amendments"). The Proposed Amendments would, amongst other things, reduce the Management Fee paid by the Company to the Investment Manager, eliminate the Investment Manager's current performance allocation and termination payment provisions, whilst introducing certain Adjustment Payments to be made by the Company to the Investment Manager in connection with the Managed Wind-Down. These amendments, and the payment by the Company of the Adjustment Payments, do not require Shareholder approval, but are conditional upon the Proposals being approved by Shareholders.

A formal notice convening the Extraordinary General Meeting at which certain Resolutions required to implement the Managed Wind-Down to be held at 9.30 a.m. (BST) on Friday, 22 August 2025 is attached to the Circular.

Capitalised terms not otherwise defined in this announcement shall have the same meanings given to them in the Circular.

Overview of the Managed Wind-Down

Upon entering into Managed Wind-Down, the Company's investment objective would become to realise all existing investments in the Company's Portfolio in an orderly manner and make timely returns of cash to Shareholders. The Managed Wind-Down would be implemented by the Investment Manager realising the assets comprising the Portfolio in an orderly manner and the Company returning the net realisation proceeds (less any relevant provisions for expenses and liabilities of the Company (including accrued but unpaid Adjustment Payments as referred to further below) and the costs of subsequently de-listing and liquidating the Company) ("Net Proceeds") to Shareholders. Net Proceeds will be returned by way of pro rata compulsory redemptions at close to the prevailing NAV per Ordinary Share at the relevant time. At an appropriate point in the future, it is intended to place the Company in liquidation.

If the Proposals are approved at the Extraordinary General Meeting the IMA would be amended to provide that: (i) all future new or follow-on investments (to the limited extent permitted by the Wind-Down Investment Objective and Policy); and (ii) all investment disposals, will be subject to the prior approval of the Board. Furthermore, the Board would have the right at any time after commencement of the Managed Wind-Down to instruct the Investment Manager to use its best endeavours (subject to applicable securities laws, rules and regulations and any contractual restrictions which cannot be waived or terminated) to dispose promptly of any or all investments comprising the Company's Public Portfolio (as defined below).

The Company will not undertake further on-market purchases of Ordinary Shares or otherwise return cash to Shareholders in the period leading up to the Extraordinary General Meeting.

Timing for return of cash to Shareholders

As at 29 July 2025, being the latest practicable date prior to the publication of the Circular, the Company's Portfolio comprises:

(a)	approximately $72 million of cash and cash equivalents (the "Cash Portfolio");

(b)	publicly listed investments in Permian Resources, Whitecap Resources (formerly Veren and formed from the merger of Veren Inc and Whitecap Resources Inc on 12 May 2025) and Solid Power (the "Public Portfolio"); and

(c)	privately held investments in Onyx Power, GoodLeap (formerly Loanpal) Infinitum and Group14 (the "Private Portfolio").

As at 31 March 2025, the Public Portfolio had an unaudited aggregate gross unrealised value of $202 million and the Private Portfolio has an aggregate gross unrealised value of $90 million.

As the Portfolio consists of liquid and less-liquid assets, it will take varied periods for the assets of the Company to be realised in an orderly manner with a view to optimising Shareholder value. However, if the Resolutions are passed by Shareholders at the Extraordinary General Meeting, the Board and the Investment Manager intend to seek:

(a)	to return the substantial majority of the Cash Portfolio, net of sums reserved for the expected running costs of the Company during the anticipated Managed Wind-Down period (including in respect of Adjustment Payments due to the Investment Manager), to Shareholders as soon as reasonably practicable following the Company entering into Managed Wind-Down and, in any event, within three months of the conclusion of the Extraordinary General Meeting;

(b)	to realise all of the assets in the Public Portfolio as soon as reasonably practicable following the Company entering into Managed Wind-Down and, in any event, within three months of the conclusion of the Extraordinary General Meeting, with a view to returning the Net Proceeds of such realisations to Shareholders no later than six months after the conclusion of the Extraordinary General Meeting; and

(c)	to realise the Company's remaining Private Portfolio investments by no later than 31 December 2027, being approximately 28 months from the date of the Extraordinary General Meeting and to return the Net Proceeds of such realisations to Shareholders.

Accordingly, the Board expects that Net Proceeds in respect of the disposal of at least 69 per cent. (by value) of the Company's Portfolio (including cash) as at 31 March 2025 will have been returned to Shareholders by 31 March 2026, with the Net Proceeds in respect of approximately 14 per cent. (by value) of the value of the Portfolio (including cash) as at 31 March 2025 being returned to Shareholders before the end of 2025.

Shareholders should note that the expected timeframe for cash returns referred to above is an indication and not a guarantee of the actual timeline for such returns to be made by the Company. The pace at which certain assets are realised is contingent on prevailing market conditions and will be subject to compliance with applicable securities laws, rules and regulations and contractual restrictions. The sale of certain assets may take place sooner or later than anticipated and is subject to compliance with applicable securities laws, rules, and regulations and contractual restrictions. No reliance should be placed on this information when voting on the Resolutions at the Extraordinary General Meeting or when making any investment, financial or any other similar or related decisions.

Subject to compliance with applicable laws, rules and regulations (including, where relevant, the requirements of Chapter 8 of the UK Listing Rules), the Investment Manager and/or funds or vehicles managed or advised by the Investment Manager or its associates ("Other Riverstone Funds") may, subject to Board approval, purchase or assume parts of the Private Portfolio under the Managed Wind-Down, although neither the Investment Manager its associates nor any Other Riverstone Funds would be under any obligation to do so.

The cash proceeds received by the Company arising from the disposal of each of its remaining investments will be determined by the price at which the relevant investment is sold, less any costs or charges arising as a result of, or in connection with, such disposal. The Board will have absolute discretion as to the timing and amount of Net Proceeds to be returned to Shareholders by way of compulsory redemptions of Ordinary Shares. The Board will only make returns of capital as and when sufficient cash is available to make it economically expedient to do so, although the Board would not in normal circumstances expect to allow the Company to accumulate cash (less provisions for expenses and liabilities of the Company, including accrued but unpaid Adjustment Payments and the costs of subsequently de-listing and liquidating the Company) of more than $25 million before seeking to return such cash to Shareholders.

Ongoing administration of the Company during the Managed Wind-Down

The unaudited Net Asset Value of the Company would continue to be calculated on a quarterly basis in accordance with the Company's existing accounting policies and would be published through a Regulatory Information Service, although the Board would keep this Net Asset Value reporting policy under review in light of the diminishing size of the Company's Portfolio during the course of the Managed Wind-Down.

The Board and the Investment Manager acknowledge the importance of monitoring and seeking to reduce the Company's ongoing costs as the Managed Wind-Down progresses and will continue to keep the options available to the Company under review. In particular, the Board expects to reduce the number of Directors from four to three within twelve months of entering into Managed Wind-Down.

In addition, the Company has agreed with the Investment Manager that it shall, as soon as reasonably practicable following the commencement of the Managed Wind-Down, enter into direct appointment with Petra Funds Group, LLC ("Petra") to perform certain fund administration services currently provided by Petra under a delegated appointment by the Investment Manager.

Extraordinary General Meeting

The Circular gives formal notice of an Extraordinary General Meeting at which the Board proposes to seek Shareholder approval to:

(i)	amend the Company's existing Investment Objective and Policy by adopting a new investment objective and investment policy (the "Wind-Down Investment Objective and Policy");

(ii)	convert the Ordinary Shares into ordinary shares that are redeemable at the option of the Company, to allow for the Net Proceeds to be returned to Shareholders by way of pro rata compulsory redemptions of Ordinary Shares; and

(iii)	amend the articles of incorporation of the Company (the "Articles") to allow for the Net Proceeds to be returned to Shareholders by way of pro rata compulsory redemptions of Ordinary Shares,

(together, the "Proposals").

Each of the Proposals is conditional upon Shareholder approval at the Extraordinary General Meeting and each is inter-conditional upon approval of the others.

Adoption of the Wind-Down Investment Objective and Policy

In order for the Company to enter into Managed Wind-Down it is necessary to amend the Company's Investment Objective and Policy. If the Resolutions are approved, the Company will adopt the Wind-Down Investment Objective and Policy set out below with effect from the conclusion of the Extraordinary General Meeting, replacing the Company's existing Investment Objective and Policy:

"Investment Objective

The Company's investment objective is to realise all existing investments in the Company's portfolio in an orderly manner and make timely returns of cash to Shareholders.

Investment Policy

The Company will pursue its investment objective by effecting an orderly realisation of its investments. The Company will cease to make any new investments (including any follow-on investments) or to undertake capital expenditure, except with the prior consent of the Board to the extent such expenditure is deemed necessary or desirable by the Board in connection with the realisation, including where:

(a)	failure to make the investment or capital expenditure would result in a breach of contract or applicable law or regulation by the Company or any Investment Undertaking; or

(b)	the investment or capital expenditure is considered necessary or desirable to protect or enhance the value of any existing investment or to facilitate an orderly disposal.

Realisation Proceeds

The income and net proceeds from realisations of the Company's investments will be used to make timely returns of cash to Shareholders (net of provisions for the Company's liabilities, costs and expenses) in such manner as the Board considers appropriate, save that the Company has agreed that it will not return cash other than by way of pro rata compulsory redemption of Ordinary Shares without the prior consent of the Investment Manager (such consent to be exercised by the Investment Manager in its sole discretion).

Gearing

The Company shall not incur any indebtedness. This limitation will not apply to portfolio level entities in respect of which the Company is invested or is proposing to invest.

Changes to the Company's investment policy

For so long as the Ordinary Shares are listed on the Official List, no material change may be made to the Company's investment policy other than with the prior approval of both Shareholders by way of an ordinary resolution passed at a general meeting and a majority of the independent directors of the Company, and otherwise in accordance with the UK Listing Rules. Non-material changes to the investment policy may be approved by the Board.

Currency and interest rate hedging transactions will only be undertaken for the purpose of efficient portfolio management and these transactions will not be undertaken for speculative purposes.

Investment restrictions

The Company is subject to the following investment restrictions:

•	for so long as required by the UK Listing Rules, it will at all times seek to ensure that the Investment Manager invests and manages the Company's and the Partnership's assets in a way which is consistent with the Company's investment policy;

•	for so long as required by the UK Listing Rules, it must not conduct a trading activity which is significant in the context of the Company and its Investment Undertakings;

•	for so long as required by the UK Listing Rules, not more than 10 per cent. of the value of its total assets will be invested in other UK-listed closed-ended investment funds, except for those which themselves have published investment policies to invest not more than 15 per cent. of their total assets in other UK-listed closed-ended investment funds; in addition, the Company will not invest more than 15 per cent. of the value of its total assets in other UK-listed closed-ended investment funds; and

•	any investment restrictions that may be imposed by Guernsey law (although no such restrictions currently exist)."

New Articles

It is proposed that in order to enable the Company to implement the Managed Wind-Down on the basis described in the Circular, the Company amends the Articles by adopting New Articles which permit the Directors, at their sole discretion, to compulsorily redeem Ordinary Shares pro rata on an ongoing basis in order to return capital to Shareholders. If the Resolutions to implement the Proposals are approved, the New Articles will take effect from the end of the Extraordinary General Meeting.

A copy of the proposed New Articles, together with a comparison document showing the changes to the existing Articles, will be available for inspection at the offices of Hogan Lovells International LLP, Atlantic House, Holborn Viaduct, EC1A 2FG and at the registered office of the Company during normal business hours on any Business Day from the date of this announcement until the conclusion of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting for at least 15 minutes prior to, and during, the meeting.

The Board expects all Net Proceeds returned to Shareholders in the Managed Wind-Down to be returned by way of compulsory redemptions and considers that such redemptions should be relatively straightforward and cost-effective to implement.

Listing during the Managed Wind-Down and compliance with GFSC rules

The Board intends to maintain the Company's Ordinary Shares' listing on the closed-ended investment funds category of the Official List of the FCA and trading on the London Stock Exchange during the Managed Wind-Down period, subject to any ongoing legal or regulatory requirements.

The Board believes that maintaining the Company's listing of its Ordinary Shares would be in the best interests of the Company and Shareholders as a whole for the following reasons:

(a)	the listing would allow the Ordinary Shares to remain eligible for ISAs and SIPPs;

(b)	the listing would allow for the maintenance of a daily market price in the Ordinary Shares, as required by certain Shareholders;

(c)	maintaining the listing would enable certain Shareholders to continue to meet their own investment restrictions, for example where they are required to hold listed securities or instruments with daily liquidity; and

(d)	maintaining the listing would allow continued trading of the Ordinary Shares, which would give opportunities for secondary market sales prior to the conclusion of the Managed Wind-Down.

Liquidation

The Board intends that the Company will appoint a liquidator to wind-up its affairs once all of the assets in the Portfolio have been realised in the Managed Wind-Down such that the Company's only assets are cash and cash equivalents (the "Managed Wind-Down Completion Date"). The Board has discretion to appoint a liquidator to implement the winding up at such other earlier time that the Board, after consultation with its advisers and the Investment Manager, considers to be appropriate and in the interests of Shareholders.

Proposed Amendments to the Investment Management Agreement

In connection with the Managed Wind-Down (and conditional upon the Resolutions being approved by Shareholders at the Extraordinary General Meeting), the Company and the Investment Manager have agreed to a number of Proposed Amendments to the Existing IMA to better reflect the role of the Investment Manager in the context of the Managed Wind-Down.

The principal Proposed Amendments and their effect are as follows:

Reduction in Management Fee

Under the Existing IMA, the Investment Manager is entitled to receive a Management Fee equal to 1.5 per cent. per annum of the Net Asset Value of the Company (including cash), payable quarterly in arrear, with each payment being calculated using the quarterly Net Asset Value as at the relevant quarter end.

Under the Proposed Amendments, this Management Fee would, with effect from the commencement of the Managed Wind-Down, be reduced to an amount equal to 1 per cent. per annum of the Company's Net Asset Value (excluding cash), subject (until 31 December 2027) to a minimum fee of $500,000 per annum, pro-rated for any partial year. The revised Management Fee would otherwise be calculated and paid in the same way as the current Management Fee under the Existing IMA.

No further performance allocations

The Investment Manager's performance allocation arrangements under the Existing IMA (which are also implemented via certain other agreements, including the Partnership Agreement of Riverstone Energy Investment Partnership, LP, the undertaking through which the Company makes its investments (the "Partnership")) would cease to apply from commencement of the Managed Wind-Down. Because of the current valuation of the Portfolio and its performance against applicable benchmarks, no further performance allocations would be paid by the Company were it to enter into Managed Wind-Down.

Removal of Management Fee offset for excess director's expenses

The Existing IMA requires the Investment Manager to deduct from the Management Fee an amount equal to all directors' fees, travel costs and related expenses of the directors to the extent that they exceed certain annual limits. Because the Net Asset Value is currently less than $500 million, this limit is currently 0.084 per cent. of the last published NAV.

This fee offset was included in the Investment Management Agreement at the time of the Company's initial public offering, when the Investment Manager had the right to appoint three Directors to the Board. The Investment Manager no longer has the right to appoint any Directors and, in light of the lower Management Fee payable to the Investment Manager during the Managed Wind-Down and the expectation that the Net Asset Value will progressively decline as Net Proceeds are returned to Shareholders, the Proposed Amendments would remove this fee offset with effect from the commencement of the Managed Wind-Down, following which the Company would be responsible for all Directors fees, costs and related expenses.

Investment Manager right of last look in respect of certain Private Portfolio investments

Under the Proposed Amendments, the Investment Manager (in its own capacity or on behalf of its associates and/or any one or more Other Riverstone Funds) would have a right of last look in respect of Private Portfolio investments during the term of the Investment Management Agreement and for a period of two years thereafter (save where the Investment Management Agreement has been terminated by way of Company Cause Termination).

The Investment Manager's right of last look would give the Investment Manager or its nominated associate the right to acquire (in its own capacity or on behalf of one or more Other Riverstone Funds) all or any part of the investments in the Private Portfolio proposed to be sold by the Company to a third party, on materially the same terms offered to that third party by paying a 5 per cent. premium to the price offered for the relevant investment by such third party. The acquisition by the Investment Manager, its associates and/or any Other Riverstone Funds) of any investment pursuant to the right of last look would be subject to Board consent (not to be unreasonably withheld or delayed) and compliance with applicable laws, rules and regulations (including, where relevant, the requirements of Chapter 8 of the UK Listing Rules) at the relevant time.

Reimbursement of certain of the Investment Manager's external legal costs

Under the Proposed Amendments, the Company will reimburse the Investment Manager for 50 per cent. of its reasonably incurred and documented external legal fees and expenses associated with agreeing the terms of the Managed Wind-Down and the implementation of the Proposed Amendments, provided that (other than in respect of certain Investment Undertakings which form part of the Company's investment holding structure) the Company will not be responsible for reimbursing the Investment Manager in respect of any legal costs incurred in relation to any document to which the Company is not a party.

Termination

Under the Proposed Amendments, either the Company or the Investment Manager would be able to terminate the Investment Management Agreement:

(a)	at any time prior to the Managed Wind-Down Completion Date by giving six months' prior written notice to the other party; and

(b)	at any time after the Managed Wind-Down Completion Date, immediately upon written notice to the other party.

If the Company terminates the Investment Management Agreement prior to the Managed Wind-Down Completion Date (other than by reason of a Company Cause Termination, as defined below), or the Investment Manager terminates the Investment Management Agreement prior to the Managed Wind-Down Completion Date by reason of an Investment Manager Cause Termination (as defined below), the Company may be required to make a further Adjustment Payment to the Investment Manager, as described further below.

In addition, pursuant to the Proposed Amendments:

(a)	the Company would have the right to terminate the Investment Management Agreement: (i) on three months' notice if the Investment Manager is in material breach of its material obligations under the Investment Management Agreement (unless remedied to the reasonable satisfaction of the Company within such three month period); or (ii) immediately if the Investment Manager commits an act of fraud or wilful default in relation to the Company which results in material harm to the Company (a "Company Cause Termination"); and

(b)	the Investment Manager would have the right to terminate the Investment Management Agreement immediately if: (i) the Company is in material breach of its material obligations under the Investment Management Agreement (unless remedied to the reasonable satisfaction of the Investment Manager within three months); or (ii) in certain other circumstances, being if the Company undergoes an insolvency event, ceases to hold appropriate regulatory authorisation in Guernsey, makes a further material change to its investment policy without the consent of the Investment Manager, undergoes a change of control which results in the Ordinary Shares ceasing to be listed on the Official List or raises new equity or returns cash to Shareholders otherwise than by way of a pro rata compulsory redemption of Ordinary Shares without the consent of the Investment Manager (an "Investment Manager Cause Termination").

These cause termination events are broadly unchanged from those which apply under the Existing IMA.

Removal of Termination Payment and introduction of Adjustment Payments

Removal of Termination Payment

If the Investment Manager terminates the Existing IMA for cause, the Partnership Agreement currently requires the Company to pay to REL IP General Partner LP (the "General Partner"), amongst other things, an amount in cash equal to twenty times the quarterly Management Fee payable to the Investment Manager under the Existing IMA based on the Company's most recent published NAV (the "Termination Payment"). The General Partner is a member of the Riverstone group and acts as the general partner of the Partnership. The Proposed Amendments would amend the Partnership Agreement to eliminate the Termination Payment with effect from the commencement of the Managed Wind-Down. For the avoidance of doubt, no Termination Payment would be triggered by the Company entering into Managed Wind-Down.

Adjustment Payments

Subject to the Proposals being approved at the Extraordinary General Meeting, and in consideration of the Proposed Amendments to the IMA being adopted, the Company, the Investment Manager and the other parties to the Investment Management Agreement are proposing to amend the Investment Management Agreement to provide for the payment by the Company to the Investment Manager of certain cash payments in US dollars in connection with the Managed Wind-Down (the "Adjustment Payments"), calculated and payable as follows (in each case without double counting):

(a)	in respect of the Cash Portfolio, an amount equal to the Termination Percentage of its Net Asset Value as at 30 June 2025, payable within 10 Business Days of the commencement of the Managed Wind-Down;

(b)	in respect of the Public Portfolio, an amount equal to:

(i)	in respect of any Public Portfolio investments which have been sold, or in respect of which a sale agreement has been executed, in the period between 1 July 2025 and the commencement of the Managed Wind-Down, the Termination Percentage of Relevant Cash Proceeds actually received by the Company from or in respect of such Public Portfolio investment on or after 1 July 2025;

(ii)	in respect of any Public Portfolio investments which have not been sold, and in respect of which no sale agreement has been executed, in the period between 1 July 2025 and the commencement of the Managed Wind-Down, the Termination Percentage of the Net Asset Value of such investments as at 30 June 2025; and

(iii)	the Termination Percentage of any cash received by the Company in the form of dividends or other distributions declared in respect of Public Portfolio investments during the second fiscal quarter of 2025 which were not received by the Company prior to 30 June 2025; and

(c)	in respect of the Private Portfolio, the Termination Percentage of any Relevant Cash Proceeds actually received by the Company from or in respect of investments in the Private Portfolio on or after 1 July 2025.

Each Adjustment Payment will be payable: (i) in respect of amounts calculated by reference to the Net Asset Value as at 30 June 2025 and Relevant Cash Proceeds received by the Company before the commencement of the Managed Wind-Down, within 10 Business Days of the commencement of the Managed Wind-Down; and (ii) in respect of any Relevant Cash Proceeds received thereafter, within 10 Business Days of the date on which the Company actually receives such proceeds.

For these purposes:

"Termination Percentage" means 20 times one quarter of 1.5 per cent., being the percentage of the Company's prevailing Net Asset Value which would have become payable by the Company to the General Partner in cash to the Partnership had Shareholders approved the commencement of the Managed Wind-Down without the consent of the Investment Manager, and had the Investment Manager immediately exercised its right to terminate the Existing IMA for cause on that basis; and

"Relevant Cash Proceeds" means, without double counting of amounts in respect of which a prior Adjustment Payment has been made, any cash dividends and other cash distributions received from the Portfolio and all cash proceeds arising from the disposal of any investment forming part of the Portfolio.

The Company would retain cash (in US dollars) throughout the Managed Wind-Down sufficient to cover the expected costs of any future Adjustment Payments.

In addition, if, once the Managed Wind-Down has commenced, either:

(a)	the Investment Management Agreement is terminated by the Company (other than by reason of a Company Cause Termination) prior to the Managed Wind-Down Completion Date; or

(b)	the Investment Management Agreement is terminated by reason of an Investment Manager Cause Termination prior to the Managed Wind-Down Completion Date,

then the Investment Manager would be entitled to receive from the Company, promptly following the termination date, a further Adjustment Payment, in US dollars, equal to the excess, if any, of: (i) the Termination Percentage of the Company's Net Asset Value as at 30 June 2025; over (ii) the aggregate amounts received by the Investment Manager by way of Adjustment Payments made between the date on which the Company entered into Managed Wind-Down and the date of termination of the Investment Management Agreement.

Other than any additional Adjustment Payment which becomes payable in the circumstances described above, and any accrued but unpaid Management Fees as at the relevant termination date, the Investment Manager shall not be entitled to any further payments following termination of the Investment Management Agreement.

A portion of each Adjustment Payment paid to the Investment Manager would be for the benefit of the Cornerstone Investors by virtue of their respective indirect minority economic interests in the Investment Manager. All of the Cornerstone Investors have given their consent to the Proposed Amendments prior to the date of this announcement.

Save as described in the Circular, all other key commercial terms of the Investment Management Agreement and the Partnership Agreement would remain unchanged.

The Directors believe that the Proposed Amendments are in the interests of the Company, as they facilitate the Company's entry into Managed Wind-Down and ensure that the terms on which the Investment Manager is appointed are appropriate in the context of such Managed Wind-Down.

Consequences of the Proposals not being approved

If the Resolutions are not passed at the Extraordinary General Meeting, the Proposals will not be implemented and the Company will not commence a Managed Wind-Down. In these circumstances, the Company will continue to operate in accordance with its existing investment objective and investment policy, its existing Articles will remain in force and the Ordinary Shares will not be converted into Ordinary Shares that are redeemable at the option of the Company. The Directors would in this scenario consider alternative proposals for the future of the Company and update Shareholders in due course.

Shareholders should note that until such time as the Resolutions are passed at the Extraordinary General Meeting and the Managed Wind-Down commences, the Investment Manager will continue to act as the discretionary investment manager of the Company under the Existing IMA and in accordance with the existing Investment Objective and Policy. In such capacity, the Investment Manager may, inter alia, dispose or make arrangements for the disposal of any of the Company's investments without requiring the further consent of the Board. Any such disposal of investments currently forming part of the Portfolio prior to the Extraordinary General Meeting will be notified to Shareholders by an announcement through an RIS provider.

Extraordinary General Meeting

The Proposals are subject to the Shareholders passing the Resolutions. A notice convening the Extraordinary General Meeting of the Company, which is to be held at 9.30 a.m. (BST) on 22 August 2025 at Floor 2 Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 4LY, is set out at the end of the Circular.

The quorum for the Extraordinary General Meeting is two Shareholders who, being entitled to vote, are present in person or by proxy. If within half an hour (or such longer time as the Chair decides to wait) after the time appointed for the meeting a quorum is not present, the meeting shall be dissolved. If otherwise convened, it shall stand adjourned to the same day in the next week (or if that day be a public holiday in Guernsey to the next working day thereafter) at the same time and place and no notice of such adjournment need be given. At any such adjourned meeting, those Shareholders who are present in person or by proxy shall be a quorum. If no Shareholders are present at the adjourned meeting, the meeting shall be dissolved.

All votes on the Resolutions contained in the notice of Extraordinary General Meeting will be held by poll so that all voting rights exercised by Shareholders, who are entitled to do so at the Extraordinary General Meeting, will be counted.

Resolution 1 is an Ordinary Resolution which, on a poll, requires a simple majority of more than 50 per cent. of the total voting rights of Shareholders who, being entitled to do so at the meeting, vote (in person, by attorney or by proxy) in favour of it (excluding any votes that are withheld).

Resolutions 2 and 3 are proposed as Special Resolutions which, on a poll, require not less than 75 per cent. of the total voting rights of Shareholders who, being entitled to do so at the meeting, vote (in person, by attorney or by proxy) in favour of the relevant Resolution (excluding any votes that are withheld).

If the Resolutions are duly passed at the Extraordinary General Meeting, and other necessary formalities are completed, this will result in the Resolutions becoming binding on each Shareholder in the Company whether or not they voted in favour of the Resolutions or voted at all.

The Resolutions are inter-conditional, so that none of the Resolutions shall be capable of taking effect unless the other Resolutions to be proposed at the Extraordinary General Meeting are also passed.

Recommendation

The Directors unanimously consider that the Resolutions are in the best interests of the Company and its Shareholders as a whole.

The Board recommends that all Shareholders vote FOR each of the Resolutions, as the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares, including Ordinary Shares held by persons closely associated with them, which, in aggregate, amount to 15,952 Ordinary Shares, representing approximately 0.06 per cent of the total voting rights in the Company.

In reaching their conclusion, the Directors have taken into account, amongst other things, the following expected benefits of the Proposals and the subsequent commencement of the Managed Wind-Down:

•	implementing a managed and orderly disposal of investments is expected to maximise the value realised on the sale of the Company's assets and, in turn, cash returns to Shareholders;

•	the Proposals will allow capital to be returned to Shareholders in a cost-effective, equitable and timely manner; and

•	the Company will continue to benefit from the expertise of the Investment Manager in overseeing the Managed Wind-Down of the Company.

Expected Timetable

Record date for participation and voting at the Extraordinary	Close of business on

General Meeting	20 August 2025

Latest time and date for receipt of Forms of Proxy for the	9.30 a.m. on 20 August 2025

Extraordinary General Meeting

Extraordinary General Meeting	9.30 a.m. on 22 August 2025

Announcement of results of the Extraordinary General Meeting	22 August 2025

All references are to local time in London on the day in question.

The dates set out in the expected timetable may be adjusted by the Company in which event details of the new dates will be notified to Shareholders via an announcement made by the Company through a Regulatory Information Service.

Publication of Circular

The Circular, which contains full details of the Managed Wind-Down including certain risk factors, is being posted to Shareholders.

A copy of the Circular will shortly be available to view on the Company's website at https://www.riverstonerel.com/. A copy of the Circular has also been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

About Riverstone Energy Limited:

About Riverstone Energy Limited: REL is a closed-ended investment company which invests in the energy industry. REL's ordinary shares are listed on the London Stock Exchange, trading under the symbol RSE. REL has 7 active investments spanning decarbonisation, oil and gas, renewable energy and power in the Continental U.S., Western Canada, Europe and Australia.

For further details, see www.RiverstoneREL.com

Neither the contents of Riverstone Energy Limited's website nor the contents of any website accessible from hyperlinks on the websites (or any other website) is incorporated into, or forms part of, this announcement.

Media Contacts

For Riverstone Energy Limited: LPRelations@RiverstoneLLC.com

Deutsche Numis - Corporate Broker:

Hugh Jonathan

Matt Goss

+44 (0) 20 7260 1000

Ocorian Administration (Guernsey) Limited - Company Secretary:

Birgitte Horn

OAGLCoSec@ocorian.com

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